

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2014

<u>Via E-mail</u>
Samuel Morrow
Chief Financial Officer
MFC Industrial Ltd.
Suite #1620 - 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

> **Re:** **MFC Industrial Ltd.**
> **Form 20-F for the year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-04192**

Dear Mr. Morrow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Letter to Shareholders, page I</u>

1. Reference is made to the non-GAAP measure, EBITDA. We note discussion of the non-GAAP measure in your letter to shareholders precedes discussion of net income, the most directly comparable GAAP measure. Please be advised that the most directly comparable GAAP measure should be presented with equal or greater prominence to the non-GAAP measure. In this regard, please revise your presentation and discussion of EBITDA to follow net income.

EBITDA Breakdown, page VI

2. We note from your reconciliation on page VI that impairment is included in the reconciling items of Net Income to EBITDA. Please note that by definition, EBITDA represents earnings before interest, taxes, depreciation, and amortization. Measures that are calculated differently should not be characterized as "EBITDA." Please revise your presentation accordingly.

Information on the Company, page 16

B. Business Overview, page 18

Business Segments, page 18

Commodities and Resources, page 18

3. We note that for some transactions, you exchange commodities you purchased for another commodity that you will subsequently sell. To the extent material, please revise the notes to your financial statements to disclose your accounting for such transactions including any gains or losses recognized and where you classify such gains or losses in your statement of operations.

Plants, Property and Equipment, page 25

Gas Reserves, page 26

4. Please expand the tabular disclosure of your reserves as of December 31, 2013 to provide the amounts of your probable developed and probable undeveloped reserves to comply with Item 1202(a)(1) and Instruction 2 to paragraph (a)(2) of Item 1202 of Regulation S-K.

5. Please revise the tabular disclosure of your reserves as of December 31, 2013 to exclude an aggregated total of the proved plus probable reserves. For additional guidance, refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at: http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

6. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K.

Production, Prices and Costs, page 27

7. Please revise or otherwise expand the tabular disclosure of your sales volumes to disclose your production in terms of the total annual quantities, by final product sold, for each of the periods presented. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

8. The footnote to the tabular disclosure of your production and average sales prices refers to the inclusion of sulphur. Please clarify for us how sulphur relates to the figures presented for the production and average sales price of your NGLs. Also tell us the extent to which you incorporate revenues associated with the sale of sulphur in the determination of the economic producibility of your reserve quantities.

9. The footnote to the tabular disclosure of your average sales prices refers to the inclusion of third party processing fees. Please provide us with the average sales prices excluding the effect of these fees. Also tell us the circumstances and extent to which you incorporate revenues associated with third party processing fees in the determination of the economic producibility of your reserve quantities.

Present Activities and Productive Wells, page 28

10. Please expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

11. We note your reference to iron ore reserves on pages 32 and 112 of your filing. Please disclose your iron ore reserves and the material assumptions associated with the calculation of these reserves. See the Instructions to Item 4.D of Form 20-F.

12. We note your disclosure of mineral resources for the Pea Ridge Mine. Our understanding of section 2.2 of National Instrument 43-101 is that mineral resource categories should be disclosed separately. Please modify future filings accordingly.

13. Please tell us the assumptions associated with your mineral resource cut-off grade that were used to determine the reasonable prospect of economic extraction. In future filings disclose the cut-off grade and these assumptions.

Operating and Financial Review and Prospects, page 29

Liquidity and Capital Resources, page 35

14. We note from page XII in the letter to shareholders that you expect to incur substantial additional expenditures in order to determine the feasibility of the project at Pea Ridge. In this regard, please revise MD&A to quantify such expenditures, if possible, and disclose material capital expenditures expected for your upcoming year.

Financial Statements, page 68

Notes to Consolidated Financial Statements, page 77

Note 3. Acquisitions of Consolidated Entities, page 98

15. Your disclosure on page 100 indicates that the purchase price is subject to adjustment and the fair value of certain real property is provisional. Given that your acquisitions of ACCR and Possehl occurred in November 2012, please tell us how you plan to account for any adjustments upon finalization of the purchase price in light of the one year measurement period that has lapsed. Your response should address how your treatment will comply with paragraph 50 of IFRS 3.

Note 16. Interests in Resource Properties, page 111

16. We note from page 112 the operator of the Wabush iron ore mine announced in February 2014 that it will idle the mine at the end of the first quarter of 2014. We also note from disclosures provided elsewhere in the filing that you receive minimum royalty payments from the operator not less than C$3.25 million per annum and are required to make payments of C$0.22 per ton of iron shipped to the lessor of the mine. To the extent material, please revise to disclose the minimum payments, if any, you are required to pay to the lessor per annum within your commitments and contingencies footnote beginning on page 128.

Note 19. Deferred Income Tax Assets and Liabilities, page 117

17. We note from page 118 that in November 2012 you received an assessment from the Canadian Revenue Agency that may require you to make a material payment for which you have not recorded a liability. Please revise to disclose the amount of the assessment and the progress of the deliberations with the CRA given that over a year has passed since the original assessment.

Note 25. Decommissioning Obligations, page 122

18. Please tell us the nature of the events that gave rise to the significant change in estimates during 2013 of $24,499.

Note 33. Commitments and Contingencies, page 128

19. Please clarify for us what is meant by your statement on page 129 that of the maximum guarantees of $51,393, "$43,354 has been used and outstanding and has not been recorded as liabilities in the consolidated statements of financial position."

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error, page 141

20. We note from your footnote that during the measurement period the fair values of the assets and liabilities of MFC Energy were finalized, and also revised as a result of an error correction. In this regard, please tell us the nature, facts and circumstances surrounding the error as it is not apparent from your current disclosures. As part of your response to us, please describe your accounting treatment prior to the error correction and the accounting guidance you relied upon to correct the error. Please revise your footnote to include the disclosure required by paragraph 49(a) of IAS 8

21. We note from the bottom of page 141 you disclose pursuant to IFRS 3, comparative information for prior periods presented in the financial statements has been revised to account for the adjustments, including the correction of an error, retrospectively. We further note you have marked 2012 financial statements and related footnotes in the filing as "recast" as a result of such adjustments. In this regard, we do not believe it is appropriate to characterize the adjustments as "recast" when they include correction of an error to the 2012 financial statements. Please amend your filing to label 2012 financial statements and related disclosures, where appropriate, as restated rather than recast.

22. Reference is made to the reconciliations on page 142 and 143. We consider your footnotes to the reconciliation at the bottom of each page describing the reason for the measurement period adjustment to be overly general. In this regard, please clarify for us in greater detail the nature, facts and circumstances surrounding each measurement period adjustment included in the reconciliations on page 142 and 143. For each measurement period adjustment, please explain to us the reason why the initial amount was recognized provisionally in the financial statements, where applicable, and the new information obtained regarding facts and circumstances that existed as of the acquisition date and if known, would have affected the measurement of the amounts recognized or resulted in recognition of additional assets or liabilities. We may have further comment upon receipt of your response. Assuming a satisfactory response, your footnote should be revised to include all relevant disclosures outlined in B67 of IFRS 3.

Exhibits, page 144

23. We note the discussion of credit facilities and other indebtedness on pages 37 and 118-20, but do not see any such agreements listed in the exhibit index. Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed all material credit agreements as exhibits to Exchange Act reports. In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 20-F.

<u>Form 6-K filed May 15, 2014</u>

<u>Financial Statements, page 31</u>

<u>Selected Explanatory Notes to Condensed Consolidated Financial Statements, page 38</u>

<u>Note 13. Subsequent Events, page 44</u>

24. Please tell us how you have accounted for the remaining 40% interest in Possehl. Please tell us the amount recognized for the remaining interest and how the amount was valued or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief